Exhibit 99.1

360 DIGITECH, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	6,116,360	6,965,238	1,039,883
Restricted cash (including RMB 657,075 and RMB 1,420,864 from the consolidated trusts as of December 31, 2021 and June 30, 2022, respectively)	2,643,587	3,764,988	562,098
Security deposit prepaid to third-party guarantee companies	874,886	698,478	104,280
Funds receivable from third party payment service providers	153,151	312,447	46,647
Accounts receivable and contract assets, net (net of allowance of RMB 287,538 and RMB 295,934 as of December 31, 2021 and June 30, 2022, respectively)	3,097,254	3,499,385	522,444
Financial assets receivable, net (net of allowance of RMB 432,658 and RMB 455,181 as of December 31, 2021 and June 30, 2022, respectively)	3,806,243	3,618,560	540,237
Amounts due from related parties (net of allowance of RMB 99,962 and RMB 117,339 as of December 31, 2021 and June 30, 2022, respectively)	837,324	733,386	109,492
Loans receivable, net (including RMB 8,646,950 and RMB 9,545,367 from the consolidated trusts as of December 31, 2021 and June 30, 2022, respectively)	9,844,481	10,850,458	1,619,931
Prepaid expenses and other assets (including RMB 104,515 and RMB 104,515 from the consolidated trusts as of December 31, 2021 and June 30, 2022, respectively)	383,937	364,908	54,479
Total current assets	27,757,223	30,807,848	4,599,491
Non-current assets:
Accounts receivable and contract assets, net-noncurrent (net of allowance of RMB 28,374 and RMB 28,779 as of December 31, 2021 and June 30, 2022, respectively)	223,474	291,908	43,581
Financial assets receivable, net-noncurrent (net of allowance of RMB 60,988 and RMB 64,382 as of December 31, 2021 and June 30, 2022, respectively)	597,965	683,078	101,981
Amounts due from related parties (net of allowance of RMB 22,055 and RMB 7,837 as of December 31, 2021 and June 30, 2022,respectively)	140,851	55,136	8,231
Loans receivable, net-noncurrent (including RMB 1,829,804 and 1,023,231 from the consolidated trusts as of December 31, 2021 and June 30, 2022, respectively)	2,859,349	3,657,879	546,107
Property and equipment, net	24,941	20,487	3,059
Land use rights, net	1,018,908	1,008,548	150,572
Intangible assets, net	4,961	5,231	781
Deferred tax assets	834,717	1,059,963	158,248
Other non-current assets	42,606	76,030	11,351
Total non-current assets	5,747,772	6,858,260	1,023,911
TOTAL ASSETS	33,504,995	37,666,108	5,623,402
LIABILITIES AND EQUITY
LIABILITIES
Liabilities including amounts of the consolidated VIEs and trusts without recourse to the Company (Note 2):
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	5,224,973	780,068
Accrued expenses and other current liabilities	2,258,329	2,117,357	316,113
Amounts due to related parties	214,057	178,687	26,677
Short term loans	397,576	611,164	91,244
Guarantee liabilities-stand ready	4,818,144	4,538,963	677,649
Guarantee liabilities-contingent	3,285,081	3,320,414	495,725
Income tax payable	624,112	654,347	97,691
Other tax payable	241,369	177,611	26,517
Total current liabilities	14,143,186	16,823,516	2,511,684
Non-current liabilities:
Deferred tax liabilities	121,426	173,777	25,944
Payable to investors of the consolidated trusts-noncurrent	4,010,597	3,613,690	539,510
Other long-term liabilities	13,177	34,147	5,099
Total non-current liabilities	4,145,200	3,821,614	570,553
TOTAL LIABILITIES	18,288,386	20,645,130	3,082,237
Commitments and Contingencies (Note 17)
SHAREHOLDERS’ EQUITY
Ordinary shares ($0.00001 par value per share 5,000,000,000 shares authorized, 315,433,018 shares issued and 310,486,975 shares outstanding as of December 31, 2021, and 315,433,018 shares issued and 312,459,711 shares outstanding as of June 30, 2022, respectively)	22	22	3
Additional paid-in capital	5,672,267	5,771,100	861,603
Retained earnings	9,642,506	11,314,746	1,689,247
Other comprehensive loss	(110,932)	(67,612)	(10,094)
TOTAL 360 DIGITECH, INC. EQUITY	15,203,863	17,018,256	2,540,759
Non-controlling interests	12,746	2,722	406
TOTAL EQUITY	15,216,609	17,020,978	2,541,165
TOTAL LIABILITIES AND EQUITY	33,504,995	37,666,108	5,623,402

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Six months ended June 30,
	2021	2022
	RMB	RMB	USD
	(unaudited)		(Note 2)
Revenue, net of value-added tax and related surcharges:
Credit driven services	4,856,038	5,868,397	876,129
Loan facilitation and servicing fees-capital heavy (including revenue from related parties of RMB 93 (unaudited) and RMB 1,515 for the six months ended June 30, 2021 and 2022, respectively)	1,265,047	1,141,771	170,462
Financing income	897,528	1,608,820	240,191
Revenue from releasing of guarantee liabilities	2,647,734	3,074,515	459,013
Other services fees	45,729	43,291	6,463
Platform services	2,744,729	2,634,849	393,373
Loan facilitation and servicing fees-capital light (including revenue from related parties of RMB 1,036,893 (unaudited) and RMB 656,203 for the six months ended June 30, 2021 and 2022,respectively)	2,392,602	2,128,955	317,845
Referral services fees (including revenue from related parties of RMB nil (unaudited) and RMB 108,757 for the Six months ended June 30, 2021 and 2022, respectively)	286,594	382,650	57,128
Other services fees (including revenue from related parties of RMB 13,050 (unaudited) and RMB 20,526 for the six months ended June 30, 2021 and 2022, respectively)	65,533	123,244	18,400
Total net revenue	7,600,767	8,503,246	1,269,502
Operating costs and expenses:
Facilitation, origination and servicing (including costs charged by related parties of RMB 57,639 (unaudited) and RMB 63,448 for the six months ended June 30, 2021 and 2022 respectively)	1,035,735	1,170,561	174,760
Funding costs	162,242	227,630	33,984
Sales and marketing (including expenses charged by related parties of RMB 113,988 (unaudited) and RMB 246,546 for the six months ended June 30, 2021 and 2022, respectively)	884,946	1,167,657	174,327
General and administrative (including expenses charged by related parties of RMB 6,451 (unaudited) and RMB 8,252 for the six months ended June 30, 2021 and 2022, respectively)	243,774	216,148	32,270
Provision for loans receivable	381,887	907,317	135,459
Provision for financial assets receivable (including provision generated from related parties of RMB 807 (unaudited) and RMB 342 for the six months ended June 30, 2021 and 2022, respectively)	103,576	164,217	24,517
Provision for accounts receivable and contract assets (including provision charged by related parties of RMB 78,542 (unaudited) and RMB 13,400 for the six months ended June 30, 2021 and 2022, respectively)	157,116	117,025	17,471
Provision for contingent liabilities	1,220,586	2,162,638	322,873
Total operating costs and expenses	4,189,862	6,133,193	915,661
Income from operations	3,410,905	2,370,053	353,841
Interest income, net	82,875	68,188	10,180
Foreign exchange gain (loss)	13,895	(86,658)	(12,938)
Other income, net	50,811	203,458	30,375
Investment loss	—	(8,996)	(1,343)
Income before income tax expense	3,558,486	2,546,045	380,115
Income tax expense	(663,357)	(396,732)	(59,231)
Net income	2,895,129	2,149,313	320,884
Net (income) loss attributable to non-controlling interests	(42)	10,024	1,497
Deemed dividend
Net income attributable to ordinary shareholders of the Company	2,895,087	2,159,337	322,381
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	9.46	6.94	1.04
Diluted	9.02	6.74	1.01
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. (1)
Basic	18.92	13.88	2.08
Diluted	18.04	13.48	2.02
Weighted average shares used in calculating net income per ordinary share
Basic	305,886,883	311,109,257	311,109,257
Diluted	320,958,192	320,251,194	320,251,194

(1)Based on ADS ratio of 1 ADS to 2 ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Six months ended June 30,
	2021	2022
	RMB	RMB	USD
	(unaudited)		(Note 2)
Net income	2,895,129	2,149,313	320,884
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(15,792)	43,320	6,468
Other comprehensive income(loss)	(15,792)	43,320	6,468
Total comprehensive income	2,879,337	2,192,633	327,352
Comprehensive loss (income) attributable to non-controlling interests	(42)	10,024	1,497
Comprehensive income attributable to ordinary shareholders	2,879,295	2,202,657	328,849

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

			Additional		Other	Non-
	Number	Ordinary	Paid-in	Retained	Comprehensive	controlling	Total
	of shares	shares	capital	earnings	Loss	interests	equity
(unaudited)		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	304,453,780	21	5,417,406	4,137,542	(74,391)	512	9,481,090
Issuance of ordinary shares	3,310,860	—	—	—	—	—	—
Share-based compensation	—	—	126,830	—	—	—	126,830
Other comprehensive loss	—	—	—	—	(15,792)	—	(15,792)
Net income	—	—	—	2,895,087	—	42	2,895,129
Balance as of June 30, 2021	307,764,640	21	5,544,236	7,032,629	(90,183)	554	12,487,257

			Additional		Other	Non-
	Number	Ordinary	Paid-in	Retained	Comprehensive	controlling	Total
	of shares	shares	capital	earnings	Income (loss)	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	310,486,975	22	5,672,267	9,642,506	(110,932)	12,746	15,216,609
Issuance of ordinary shares	1,972,736	—	—	—	—	—	—
Share-based compensation	—	—	98,833	—	—	—	98,833
Dividends to shareholders	—	—	—	(487,097)	—	—	(487,097)
Other comprehensive income	—	—	—	—	43,320	—	43,320
Net income (loss)	—	—	—	2,159,337	—	(10,024)	2,149,313
Balance as of June 30, 2022	312,459,711	22	5,771,100	11,314,746	(67,612)	2,722	17,020,978

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Six months ended June 30,
	2021	2022
	RMB	RMB	USD
	(unaudited)		(Note 2)
Cash Flows from Operating Activities:
Net income	2,895,129	2,149,313	320,884
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and reduction in right-of-use assets	23,761	39,650	5,920
Share-based compensation	126,830	98,833	14,755
Investment loss	—	8,996	1,343
Provision for loans receivable, financial assets receivable and accounts receivable and contract assets	642,579	1,188,559	177,447
Provision for contingent liabilities	1,220,586	2,162,638	322,873
Foreign exchange (gain) loss	(13,895)	86,658	12,938
Changes in operating assets and liabilities
Funds receivable from third party payment service providers	24,034	(159,295)	(23,782)
Accounts receivable and contract assets	152,151	(574,191)	(85,724)
Financial assets receivable	(534,353)	(61,305)	(9,153)
Prepaid expenses and other assets	86,702	15,698	2,344
Security deposit prepaid to third-party guarantee companies	(45,848)	176,407	26,337
Deferred tax	432,815	(172,895)	(25,813)
Other non-current assets	(9,659)	(54,068)	(8,072)
Amounts due to (from) related parties	(752,106)	140,542	20,982
Guarantee liabilities	(1,171,421)	(2,406,485)	(359,279)
Income tax payable	(350,383)	30,234	4,514
Other tax payable	(5,749)	(63,758)	(9,519)
Land use rights, net	(1,036,178)	—	—
Accrued expenses and other current liabilities	360,563	(93,959)	(14,028)
Other long-term liabilities	(2,369)	20,969	3,131
Interest receivable/ payable	(41,550)	5,370	802
Net cash provided by operating activities	2,001,639	2,537,911	378,900
Cash Flows from Investing Activities:
Purchase of property and equipment and intangible assets	(9,807)	(4,476)	(668)
Investment in loans receivable	(17,336,499)	(24,707,860)	(3,688,786)
Collection of investment in loans receivable	15,108,308	22,023,551	3,288,030
Loans provided to related parties	(50,000)	—	—
Capital injection to an investee entity	—	(8,996)	(1,343)
Disposal of subsidiaries and other business units, net of cash received	—	3,349	500
Net cash used in by investing activities	(2,287,998)	(2,694,432)	(402,267)
Cash Flows from Financing Activities:
Proceeds from short term loans	150,327	190,179	28,393
Repayment of short term loans	—	—	—
Cash received from investors of the consolidated trusts	3,015,273	4,514,320	673,970
Cash paid to investors of the consolidated trusts	(2,442,693)	(2,023,656)	(302,124)
Contribution from non-controlling interests	—	—	—
Dividend to shareholders	—	(551,666)	(82,362)
Loan received from non-controlling interests	344,487	—	—
Loan payment to non-controlling interests	(30,168)	—	—
Cash received from a related party for investment	344,487	—	—
Cash repayment to a related party	(30,168)	—	—
Net cash provided by financing activities	1,351,545	2,129,177	317,877
Effect of foreign exchange rate changes	(2,752)	(2,377)	(355)
Net increase in cash and cash equivalents	1,062,434	1,970,279	294,155
Cash, cash equivalents, and restricted cash, beginning of period	6,774,266	8,759,947	1,307,826
Cash, cash equivalents, and restricted cash, end of period	7,836,700	10,730,226	1,601,981
Supplemental disclosures of cash flow information:
Income taxes paid	(580,879)	(539,393)	(80,529)
Interest paid (not including interest paid to investors of consolidated trusts)	(6,727)	(3,941)	(588)
Supplemental disclosure of significant non-cash investing and financing activities:
Payables for dividends:	—	230,095	34,352
Reconciliation to amounts on consolidated balance sheet:
Cash and cash equivalents	5,191,999	6,965,238	1,039,883
Restricted cash	2,644,701	3,764,988	562,098
Total cash, cash equivalents, and restricted cash	7,836,700	10,730,226	1,601,981

The accompanying notes are an integral part of these consolidated financial statements.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

360 DigiTech, Inc. (the “Company”, previously known as “360 Finance, Inc. ”) was incorporated in Cayman Islands with limited liability on April 27, 2018. The Company and its subsidiaries (together, the “Group”) are engaged in matching borrowers with credit demand to a diversified pool of financial institutions with credit to supply through a financial technology platform.

The Company’s significant subsidiaries and its consolidated Variable Interest Entities (“VIEs”) as of June 30, 2022 are as follows:

	Date of	Place of
	Incorporation	Incorporation
Subsidiaries
HK Qirui International Technology Company Limited (“HK Qirui”)	June 14, 2018	Hong Kong
Shanghai Qiyue Information & Technology Co., Ltd. (“Qiyue”)	August 7, 2018	PRC
Shanghai Qidi Information Technology Co., Ltd. (“Qidi”)	June 27, 2019	PRC
Beihai Qicheng Information & Technology Co., Ltd. (“Qicheng”)	August 6, 2019	PRC
VIEs and VIEs’ Subsidiaries
Shanghai Qiyu Information & Technology Co., Ltd. (“Qiyu”)	July 25, 2016	PRC
Fuzhou 360 Online Microcredit Co., Ltd. (“Fuzhou Microcredit”)	March 30, 2017	PRC
Fuzhou 360 Financing Guarantee Co., Ltd. (“Fuzhou Guarantee”)	June 29, 2018	PRC
Shanghai Qiyaoxin Technology Co., Ltd. (formerly known as “Shanghai 360 Financing Guarantee Co., Ltd.”, “Shanghai Financing Guarantee”)	May 20, 2019	PRC

History of the Group and reorganization under identical common ownership

The Group started its business in 2016 through Qiyu, a limited liability company in the People’s Republic of China (“PRC”). In 2018, the Company undertook a series of transactions to redomicile its business from the PRC to the Cayman Islands and established intermediary companies of HK Qirui and Qiyue (“WFOE”) for the purpose of establishing a VIE structure of the Group. The WFOE entered into VIE agreements which effectively provided control to the WFOE over the operations of the VIEs.

The VIE arrangement

PRC laws and regulations prohibit or restrict foreign control of companies involved in provision of internet content and certain finance business. To comply with these foreign ownership restrictions, the Company operates substantially all of its service through its VIEs in the PRC.

The VIEs hold leases and other assets necessary to provide services and generate the majority of the Company’s revenues. To provide the Company effective control over the VIEs and the ability to receive substantially all of the economic benefits of the VIEs, a series of contractual arrangements were entered into amongst Qiyue (“WFOE”), VIEs and their beneficial shareholders. In June 2022, the set of VIE agreements were terminated and replaced by a set of new VIE agreements signed by the same parties, with no material changes to the major terms.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement - continued

Agreements that were entered to provide the Company effective control over the VIEs

Voting Proxy Agreement

Pursuant to the voting proxy agreement entered into among WFOE, Qiyu and Shanghai Qibutianxia Information Technology Co., Ltd. (formerly known as Beijing Qibutianxia Technology Co., Ltd. “Qibutianxia”), Qibutianxia would irrevocably authorize the WFOE or any person designated by the WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of Qiyu, including, but not limited to: (i) to convene and participate in shareholders’ meeting pursuant to the constitutional documents of Qiyu in the capacity of a proxy of Qibutianxia; (ii) to exercise the voting rights pursuant to the relevant PRC laws and regulations and the articles of Qiyu, on behalf of Qibutianxia, and adopt resolutions, including but not limited to dividend rights, sale or transfer or pledge or disposal of part or all of Qiyu’s equity; (iii) to nominate, designate or appoint and remove the legal representative, directors, supervisors and other senior management of Qiyu pursuant to the constitutional documents of Qiyu.

The Voting Proxy Agreement has an indefinite term and will be terminated in the event that (i) it is unilaterally terminated by the WFOE, or (ii) it is legally permissible for the WFOE, the Company or any of the subsidiaries to hold equity interests directly or indirectly in Qiyu and the WFOE or its designated person is registered to be the sole shareholder of Qiyu.

Exclusive Option Agreement

Pursuant to the exclusive option agreement entered into among WFOE, Qiyu and Qibutianxia, the sole Registered Shareholder of Qiyu. Qibutianxia irrevocably grants the WFOE an exclusive option to purchase or designate one or more persons to purchase, all or part of its equity interests in Qiyu, and Qiyu irrevocably grants the WFOE an exclusive option to purchase all or part of its assets, subject to applicable PRC laws. The WFOE or its designated person may exercise such options at the lowest price permitted under applicable PRC laws. Qibutianxia and Qiyu will undertake that, among other things, without the WFOE’s prior written consent, including but not limited to: (i) they shall not in any manner supplement, change or amend the constitutional documents of Qiyu, increase or decrease their registered capital, or change the structure of their registered capital in other manner; (ii) they shall not at any time following the signing of the Exclusive Option Agreement, sell, transfer, pledge or dispose of in any manner any assets of Qiyu or interest in the business or revenues of Qiyu, or allow the encumbrance thereon of any security interest; (iii) they shall not cause or permit Qiyu to merge, consolidate with, acquire or invest in any person. In addition, Qibutianxia will undertake that, without the WFOE’s prior written consent, it will not, among other things including, but not limited to, sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in Qiyu, or allow the encumbrance thereon of any security interest, except for the equity pledge under Qiyu’s equity interests pursuant to the Equity Interest Pledge Agreement.

The Exclusive Option Agreement has an indefinite term commencing from its date of signing unless and until all the equity interests and assets subject to the agreement have been transferred to the WFOE and/or its designated person and the WFOE and its subsidiaries or affiliates can legally operate the business of Qiyu, whereby the exclusive option agreement shall terminate. WFOE is entitled to unilaterally terminate the Exclusive Option Agreement while other parties to the Exclusive Option Agreement may not terminate the Exclusive Option Agreement unilaterally, unless otherwise provided under PRC laws.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement - continued

Agreements that were entered to transfer economic benefits to the Company

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between the WFOE and Qiyu, Qiyu agreed to engage the WFOE as its exclusive service provider of, among other things, consulting and technical services required by Qiyu’s business. Qiyu will agree to pay the WFOE service fee at the amount which is adjusted at the WFOE’s sole discretion taking into account factors including but not limited to: (i) the management and technical difficulty and the complexity of the management, technical consulting and other services provided by the WFOE; (ii) the time required by relevant personnel of the WFOE in providing such management and technical consulting and other services; (iii) the exact content and business value of the management, technical consulting and other services; (iv) the exact content and business value of intellectual property license and lease provided by the WFOE; and (v) the market price of services of similar types. In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Business Cooperation Agreement, with respect to the services subject to the Exclusive Business Cooperation Agreement and other matters, Qiyu and its subsidiaries shall not accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive business cooperation agreement with any third party. The WFOE would have the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Business Cooperation Agreement to the extent permitted by applicable PRC laws. The Company considers that the arrangement will ensure the economic benefits generated from the operations of the consolidated affiliated entities flow to the WFOE and hence, the Group as a whole.

The Exclusive Business Cooperation Agreement has an indefinite term. The Exclusive Business Cooperation Agreement may be terminated by the WFOE: (i) when Qiyu becomes insolvent, bankrupt or subject to liquidation or dissolution procedures; (ii) upon the transfer of the entire equity interests in and the transfer of all assets of Qiyu to the WFOE or its designated person pursuant to the exclusive option agreement entered into between the WFOE, Qiyu and Qibutianxia; (iii) when it is legally permissible for the WFOE to hold equity interests directly or indirectly in Qiyu and the WFOE or its designated person is registered to be the shareholder of Qiyu; (iv) when relevant government authorities refuse to renew the expired operating period of Qiyu or the WFOE; (v) by giving Qiyu a 30 days’ prior written notice of termination; or (vi) Qiyu breaches the Exclusive Business Cooperation Agreement. Qiyu is not contractually entitled to unilaterally terminate the Exclusive Business Cooperation Agreement with the WFOE.

Loan Agreement

Pursuant to the loan agreement among the WFOE, Qiyu and Qibutianxia, the WFOE is entitled to provide interest-free loans, to the extent permitted by laws, regulations and industry policies of the PRC from time to time at such time and amount as it deems appropriate to Qibutianxia for the purpose of Qiyu’s business operation and development, including but not limited to directly injecting such funds to the registered capital of Qiyu. Each of the loans made under this loan agreement has no fixed term, and unless otherwise agreed, the WFOE shall unilaterally decide when to withdraw the loans, provided that the WFOE shall notify Qibutianxia in writing one month in advance. The loan agreement shall remain in effect during Qiyu’s term (and any renewable term provided by the PRC law), and shall automatically terminate after the WFOE and/or other entities designated by the WFOE fully exercise all their rights under the exclusive option agreement.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

The VIE arrangement – continued

Equity Interest Pledge Agreement

Pursuant to the equity pledge agreement, Qibutianxia agreed to pledge all of its equity interests in Qiyu to the WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts under the VIE arrangements. In the event of a breach by Qiyu or Qibutianxia of contractual obligations under the VIE arrangements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qiyu. Qibutianxia has undertaken to the WFOE, among other things, not to transfer its equity interests in Qiyu and not to create or allow any pledge thereon that may affect the rights and interest of the WFOE without its prior written consent.

The Company also has some other sets of VIE contractual arrangements. The arrangements with its significant VIEs include 1) the arrangement among the WFOE, Fuzhou Guarantee and Qibutianxia, and 2) the arrangement among the WFOE, Shanghai Financing Guarantee and two fully owned subsidiaries of Qibutianxia. These sets of the contractual agreements are substantially similar to the set with Qiyu as described above.

In April 2021, the contractual arrangements amongst WFOE, Fuzhou Microcredit and Qibutianxia were terminated and Qibutianxia transferred all of its equity interest in Fuzhou Microcredit to Qiyu. As a result, Fuzhou Microcredit became a wholly-owned subsidiary of Qiyu. This transaction had no impact to the consolidated financial statements.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with Qiyu, Fuzhou Guarantee, Shanghai Financing Guarantee and their shareholders, Qibutianxia, are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries or consolidated affiliated entities;
●	restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;
●	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries or consolidated affiliated entities;
●	require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;
●	take other regulatory or enforcement action is, including levying fines that could be harmful to the Company’s business; or
●	impose additional conditions or requirements with which the Company may not be able to comply.

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive substantially all of their economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement – continued

Risks in relation to VIE structure - continued

These contractual arrangements allow the Company to effectively control Qiyu, Fuzhou Guarantee and Shanghai Financing Guarantee, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Qiyu, Fuzhou Guarantee and Shanghai Financing Guarantee as VIEs. Because the Company is the primary beneficiary, the Company has consolidated the financial results of the VIEs.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances. The table below does not include the financial information of the consolidated trusts (see note 2 “Consolidated Trusts”):

	December 31,	June 30,
	2021	2022
	RMB	RMB
ASSETS
Cash and cash equivalents	4,605,851	6,556,202
Restricted cash	1,986,512	2,344,124
Funds receivable from third party payment service providers	153,151	312,447
Accounts receivable and contract assets, net	2,133,477	1,653,349
Financial assets receivable, net	3,806,243	3,618,560
Security deposit prepaid to third-party guarantee companies	874,886	698,478
Amounts due from related parties	608,924	384,804
Loans receivable, net	1,197,532	1,305,091
Prepaid expenses and other assets	235,780	253,539
Property and equipment, net	15,074	12,831
Land use rights, net	1,018,908	1,008,548
Intangible assets	3,972	4,433
Deferred tax assets	779,291	967,237
Accounts receivable and contract assets, net-non current	217,298	290,528
Financial assets receivable, net-non current	597,965	683,078
Amounts due from related parties, non-current	121,855	49,627
Loans receivable, net-non current	1,029,545	2,634,648
Other non-current assets	27,729	48,602
Total Assets	19,413,993	22,826,126

LIABILITIES
Short term loans	150,000	150,000
Guarantee liabilities-stand ready	4,818,144	4,538,963
Guarantee liabilities-contingent	3,285,081	3,320,414
Accrued expenses and other current liabilities	1,820,609	1,617,329
Income tax payable	449,553	581,136
Other tax payable	218,017	108,509
Amounts due to related parties	94,057	82,063
Deferred tax liabilities	65,542	27,328
Other long-term liabilities	10,271	23,958
Total liabilities	10,911,274	10,449,700

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement – continued

Risks in relation to VIE structure - continued

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Net revenue	6,248,574	6,713,481
Net income	2,930,834	1,566,142

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Net cash provided by operating activities	1,861,811	2,453,285
Net cash (used in) investing activities	(351,780)	(2,148,700)
Net cash provided by financing activities	673,400	—

The consolidated VIEs contributed 82% (unaudited) and 79% of the Group’s consolidated revenue for the six months ended June 30, 2021 and 2022, respectively. As of December 31, 2021 and June 30, 2022, the consolidated VIEs accounted for an aggregate of 58% and 61%, respectively, of the consolidated total assets, and 60% and 51%, respectively, of the consolidated total liabilities.

There are no assets of the VIEs that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, and consolidated VIEs. All intercompany transactions and balances have been eliminated.

Consolidated Trusts

Loans funded by the financial institution partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. However, in order to diversify the Group’s funding sources, lower the Group’s funding cost and due to the need of certain financial institution partners, loans from such financial institution partners are funded and disbursed indirectly through trusts. Several trusts were formed by third-party trust companies, who administer the trusts.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidated Trusts - continued

The Trusts fund loans facilitated by the Group using the funds received from its beneficiaries to the borrowers. The Trusts provide the returns to its beneficiaries through interest payments made by the borrowers. The borrowers are charged with the interests by the Trusts. For the majority of trust, the Group is either entitled to the residual profit in the Trusts or the Group has provided guarantee to the Trusts by agreeing to repurchase any loans that are delinquent for 30 to 90 days from which the Group absorbs the credit risk of the Trusts resulting from borrowers’ delinquencies. The Group determined that the residual profit or the guarantee represents a variable interest in the Trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the Trusts that could potentially be significant to the Trusts. Since the Trusts only invest in the loans facilitated by the Group and the Group continues to service the loans through a service agreement post origination and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the Trusts that most significantly impact the economic performance of the Trusts. As a result, the Group is considered the primary beneficiary of the Trusts and consolidated the Trusts’ assets, liabilities, results of operations and cash flows.

In 2019, the Group received letter of approval for listing and transferring assets backed securities (“ABS”) on both Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 5 billion for each, respectively. In 2020, the Group also received letter of approval for listing and transferring assets backed securities (“ABS”) on Shenzhen Stock Exchange within the issue scale of RMB 10 billion. In 2021, the Group also received letter of approval for listing and transferring assets backed securities (“ABS”) on Shanghai Stock Exchange and Shenzhen Stock Exchange within the issue scale of RMB 8 billion and RMB 4 billion, respectively. For some trusts, the trust beneficial rights, or the loans receivable in the trusts, were transferred, as underlying assets, to the asset backed special plans (the “ABS plans”). The beneficial rights and loans receivable of RMB3.1 billion (unaudited) and RMB3.0 billion in trusts were transferred to the ABS plans for the six months ended June 30, 2021 and 2022, respectively. The ABS plans were securitized and listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, with terms of no more than two years. As of June 30, 2022, the Group held the whole subordinated tranche securities to provide credit enhancement. The underlying trusts were continued to be consolidated by the Group. Senior tranche securities held by external financial institution partners were recorded as “payable to investors of the consolidated trusts – current” with the balance of RMB 2,139,063 and RMB 4,019,635 as of December 31, 2021 and June 30, 2022, respectively and “payable to investors of the consolidated trusts – noncurrent” with the balance of RMB 3,903,597 and RMB 3,613,690 as of December 31, 2021 and June 30, 2022, respectively on the consolidated balance sheet.

As of December 31, 2021 and June 30, 2022, the balance of delinquent loans repurchased by the Group from the consolidated trusts are RMB 904,586 and RMB 1,194,155, respectively. As of December 31, 2021 and June 30, 2022, the balance of performing loans upon liquidation of certain consolidated trusts repurchased by the Group from the consolidated trusts per the contracts agreed with the counterparty are RMB 12,686 and RMB 16,081, respectively.

For the years ended December 31, 2021 and six months ended June 30, 2022, the provision for loan losses of RMB 661,402 and RMB 463,750 were charged to the consolidated statements of operations, respectively. There were RMB 1,033,228 and RMB 1,416,707 of loans written off for the years ended December 31, 2021 and six months ended June 30, 2022, respectively.

Interest on loans receivable is accrued and credited to income as earned. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidated Trusts - continued

The following financial statement amounts and balances of the consolidated trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2021	June 30, 2022
	RMB	RMB
ASSETS
Restricted cash	657,075	1,420,864
Loans receivable, net	8,646,950	9,545,367
Prepaid expenses and other assets	104,515	104,515
Loans receivable, net-noncurrent	1,829,804	1,023,231
Total Assets	11,238,344	12,093,977

	December 31, 2021	June 30, 2022
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts-current	2,304,518	5,224,973
Accrued expenses and other current liabilities	5,928	11,285
Other tax payable	34,448	37,504
Payable to investors of the consolidated trusts-noncurrent	4,010,597	3,613,690
Total liabilities	6,355,491	8,887,452

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Net revenue	663,907	1,108,643
Net income	263,141	418,827

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Net cash provided by operating activities	486,996	916,753
Net cash (used in) investing activities	(1,921,400)	(548,254)
Net cash provided by financing activities	572,579	2,490,664

The consolidated trusts contributed 9% (unaudited) and 13% of the Group’s consolidated revenue for the six months ended June 30, 2021 and 2022, respectively. As of December 31, 2021 and June 30, 2022, the consolidated trusts accounted for an aggregate of 34% and 32%, respectively, of the consolidated total assets, and 35% and 43% respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The Group believes that the assets of the consolidated trusts could only be used to settle the obligations of the consolidated trusts.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, financial assets receivable, guarantee liabilities, allowance for loans receivable, allowance for uncollectible accounts receivable and contract assets, allowance for financial assets receivable, and valuation allowance for deferred tax assets.

Revenue recognition

Through collaborating with channel partners to direct users with credit needs to its app, the Group provides services through its facilitation of loan transactions between the borrowers and the financial institution partners through the use of two business models.

The first business model involves the Group providing credit driven services through facilitating loans that are guaranteed by the Group directly or through third-party guarantee companies and insurance companies (referred to as “off-balance capital heavy loans” hereafter), or providing loans through the Consolidated Trusts and Fuzhou Microcredit. In either cases, the Group ultimately bears all the credit risks when the borrowers default.

The second business model involves the Group providing platform services through facilitating loans with no or partial guarantee provided by the Group (referred to as “capital light loans” hereafter) and referral services. In these cases, the Group bears limited credit risks when the borrowers default.

The loans facilitated under both models are with terms of 1~36months (the majority are within the terms of 1~12 months) and with principal of up to RMB 1,000 (the majority are within RMB500).

Loan facilitation and servicing fees

The Group earns loan facilitation and service fees from both off-balance capital heavy loans and capital light loans. The Group’s services mainly consist of:

1)	Performing customer acquisition, initial credit screening and advanced risk assessment on the borrowers on its mobile platform and matching the financial institution partners to potential qualified borrowers and facilitating the execution of loan agreements between the parties, referred to as “Loan Facilitation Services” and;
2)	Providing collection and other repayment processing services for the financial institution partners over the loan term, referred to as “Post Facilitation Services”;

Based on the agreements entered into between the Group’s financial institution partners and borrowers, the Group determined that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record loans receivable and payable arising from the loan between the financial institution partner and the borrowers.

The Group charges service fees directly from financial institution partner based on the contractual agreements. In 2019, the Group started cooperating with insurance companies and financing guarantee companies to provide guarantee for the loans between the borrowers and financial institution partners. Under this cooperation, the Group charges guarantee fees from the borrower, including insurance premium collected on behalf of the insurance company.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition - continued

Loan facilitation and servicing fees – continued

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or not have to pay the excessive portion if the total fees are more than 24% of the origination principal on an annualized basis, the Group’s right to consideration for the service fees is conditional on whether or not the borrowers repay in advance.

For off-balance capital heavy loans, the Group enjoys a fixed rate of service fees. For capital light loans, the Group enjoys a fixed rate of service fees, while in certain cases, the service fee rate the Group entitled to is subject to adjustment based on the actual default rate of the underlying loans.

Under the off-balance capital heavy loans, the Group also provides a guarantee service to its financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees (see accounting policy for Guarantee Liabilities). Under the capital light model, the Group either provides no guarantee or partial guarantee service. Under the partial guarantee scenario, the Group agrees with each financial institution partner a fixed upper limit of guarantee amount the Group is liable of. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion is borne by the financial institution partners.

The Group recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines that both the financial institution partners and the borrowers are its customers because they both receive services provided by the Group pursuant to the contractual terms among the Group, the borrowers and the financial institution partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post facilitation service and guarantee service (not applicable for arrangements where the Group does not provide guarantee service) as three separate services. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk. Starting from 2020, the Group recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to “revenue from releasing of guarantee liabilities” over the term of the guarantee (see accounting policy for Guarantee Liabilities).While the post- origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post- origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Loan facilitation and servicing fees - continued

The Group determines the total transaction price to be the service fees chargeable from the borrowers or the financial institution partners. The Group’s transaction price includes variable considerations in the form of prepayment risk of the borrowers and service fee allocation rate under capital light model under certain agreements. The Group estimates the prepayment risk of borrowers using the expected value approach on the basis of historical information and current trends of the collection percentage of the borrowers. The service fee allocated to the Group under capital light model would be fluctuated along with the actual default rate of the loans facilitated. The Group uses the service fee allocation rate applicable to the estimated default rate of the underlying loans. The transaction price is allocated amongst the guarantee service, if any, and the other two performance obligations.

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post facilitation services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post facilitation services because it does not provide loan facilitation services or post facilitation services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post facilitation services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the financial institution partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post facilitation services are recognized on a straight-line basis over the term of the underlying loans as the post- origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the financial institution partners.

Revenue from releasing of guarantee liabilities

With the adoption of ASC 326 in 2020, the stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee Liabilities). For the six months ended June 30, 2021 and 2022, revenue from guarantee liabilities were RMB 2,647,734 (unaudited) and RMB 3,074,515, respectively.

Incentives

The Group provides incentives to the borrowers by providing coupons which can only be used as a reduction of repayment and ultimately reduced the service fees received by the Group. Because the borrower does not enter into any enforceable commitment by picking up the coupons, no contract arises from the coupons. Therefore the Group records the incentives as a deduction to revenue upon redemption.

Financing income

The Group provides loans through the Consolidated Trusts and Fuzhou Microcredit. The interest rate charged to the borrowers are fixed. The Group recognized revenue under “financing income” the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Referral service fees

The Group provides the referral services to other platforms, by referring to them the borrowers who have not passed the Group’s credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platforms once the borrowers are accepted by the other funding providers on those platforms. The revenue is recognized once the referral is completed as confirmed by those platforms.

The Group provides the referral services to the financial institution partner also through the Group’s Intelligence Credit Engine platform, by matching the borrowers and the financial institution partner. For loans originated through the platform, the Group charges the financial institution partner a fixed rate of service fees. The revenue is recognized upon receipt of confirmation by the financial institution partner of loan facilitation at which time the referral service is deemed completed.

For the six months ended June 30, 2021 and 2022, RMB 286,594 (unaudited)and RMB 382,650 were generated from the referral service, respectively.

Other services fees

Other service fees mainly pertain to the revenue from late fees from borrowers under off-balance capital heavy loans and capital light loans.

The following table presents the disaggregation of revenue for the six months ended June 30, 2021 and 2022:

		Six months ended June 30,
		2021	2022
		RMB	RMB
		(unaudited)
Credit driven services		4,856,038	5,868,397
Loan facilitation and servicing fees-capital heavy		1,265,047	1,141,771
Revenue from loan facilitation services	At a point in time	745,134	822,420
Revenue from post-origination services	Over time	519,913	319,351
Financing income	Over time	897,528	1,608,820
Revenue from releasing of guarantee liabilities	Over time	2,647,734	3,074,515
Other services fees	At a point in time	45,729	43,291
Platform services		2,744,729	2,634,849
Loan facilitation and servicing fees-capital light		2,392,602	2,128,955
Revenue from loan facilitation services	At a point in time	1,988,160	1,298,998
Revenue from post-origination services	Over time	404,442	829,957
Referral services fees	At a point in time	286,594	382,650
Other services fees	At a point in time/ Over time	65,533	123,244
Total net revenue		7,600,767	8,503,246

Total revenue recognized at a point in time is RMB 3,105 million (unaudited) and RMB 2,634 million for the six months ended June, 2021 and 2022. Total revenue recognized over time is RMB 4,496 million (unaudited) and RMB 5,869 for the six months ended June 30, 2021 and 2022.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Accounts receivable and Contract Assets, net

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded for the monthly service fees allocated to loan facilitation service that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation service. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees or do not have to pay the excessive portion if the total fees are more than 24% of the origination principal on an annualized basis, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310, and from January 1, 2020 ASC Topic 326. The Group established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers which is essentially the expected net default rates used in determining the fair value of guarantee liabilities. The Group evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

Uncollectible accounts receivable and contract assets are written off when the consideration entitled to be received by the Group is due and a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. Contract assets and accounts receivable are identified as uncollectible when the underlying loan is determined to be not probable that the balance can be collected. The Group will write off contract assets and accounts receivable and the corresponding provisions if the underlying loan is deemed uncollectible.

The Group did not recognize any contract liabilities during the periods presented. The amount of the transaction price allocated to performance obligations that are unsatisfied as of June 30, 2021 and 2022 are RMB 2,260,131 (unaudited) and RMB 1,518,044, respectively, all of which pertain to post- facilitation service. Remaining unsatisfied performance obligations that will be recognized as revenue by the Group within the following 12 months are 86% and 81% of the remaining performance obligations as of June 30, 2021 and 2022 respectively, with the remainder recognized thereafter.

The Group determines that acquisition cost paid for financial institution partner based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Revenue recognized for year ended December 31, 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial, and for the six months ended June 30, 2021 and 2022 was RMB 39,946 (unaudited) and RMB 219,680, respectively.

The Group is subject to value-added tax and other surcharges including education surtax and urban maintenance and construction tax, on the services provided in the PRC. The Group has made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by the governmental authority. Such taxes excluded from revenues are RMB 457,537 (unaudited) and RMB 503,295, respectively, for the six months ended June 30, 2021 and 2022.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for credit losses

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model).

The Group’s financial assets subject to the CECL model mainly include: loans receivable, accounts receivable, contract assets and financial assets receivable, and the allowance for these financial assets is driven by estimated default rate of underlying loans. The Group does not assign internal risk ratings to loans facilitated as they are of small balance and homogeneous. The Group estimates the default rate of loans on a pool basis by taking into consideration the historical delinquency rate by vintage, adjusted by specific risks for loans within each vintage, correlated industrial and macro-economic factors, and other pertinent information such as CPI and delinquent loan collection rate in assessing future performance of the loan portfolio. The Group monitors the delinquency status by vintage of origination and write off delinquent loans timely when the loans become uncollectible.

The adoption of CECL model does not change the Group’s method used to estimate loan losses. The allowance for loans receivable is calculated based on estimated default rate of loans facilitated through the Consolidated Trusts or Fuzhou Microcredit. The allowance for accounts receivable, contract assets, financial assets receivable and account receivable, contract assets and financial assets receivables from related parties (recorded as “amounts due from related parties”) is assessed in accordance with the estimated default rate of the underlying off-balance loans facilitated. Since the allowance is recorded at loan inception based on the estimated collectability over the entire loan tenure and adjusted in each subsequent reporting period based on update of relevant information, the adoption of the CECL model does not have material impact on the timing and amount of allowance recognized for these financial assets.

Other financial receivables subject to the CECL model mainly include security deposit prepaid to third party guarantee companies, funds receivable from third party payment service providers, other receivables from related parties (recorded as “amount due from related parties”), and security deposit paid to insurance companies, which are of short term and shows no historical default record. The Group determines no allowance is needed for these receivables, except for receivables from related parties as financial institution partners, which are based on the estimated default rate of underlying loans as discussed above.

The adoption of ASC 326 also requires the Group to record financial guarantee on a gross basis. As such, the Group recognized a separate contingent guarantee liability with an allowance for credit losses following the CECL model at the inception of loans facilitated with guarantee services provided (see accounting policy for Guarantee Liabilities). The allowance is an estimate of future net payout by the Group upon borrowers’ default, which is ultimately based on the same estimated default rate of loans facilitated as discussed above.

Cash and cash equivalents

Cash and cash equivalents mainly consist of funds in banks, which are highly liquid and are unrestricted as to withdrawal or use.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted cash

Restricted cash represents:

(i)	Deposit to funding banks which is used to secure timely loan repayment. As of December 31, 2021 and June 30, 2022, the amount of restricted cash related to deposit to the funding banks is RMB 1,986,512 and RMB 2,344,124, respectively.
(ii)	Cash held by the trusts and ABS plans through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreement and ABS plan. Substantially all trusts have a maximum operating period of two years. The cash in the trusts is not available to fund the general liquidity needs of the Group.

Security deposit prepaid to third-party guarantee companies

Security deposit prepaid to third-party guarantee companies mainly represents deposit prepaid to licensed third-party vendors the Group cooperates with to provide guarantee to secure timely loan repayment for financial institution partners.

Funds receivable from third party payment service providers

The Group opened accounts with third party online payment service providers to collect and transfer the loan funds and interest to financial institution partners or borrowers. The Group also uses such accounts to collect the transaction fee and service fee, and repay and collect the default loan principal and interest. The balance of funds receivable from third party payment service providers mainly includes:

(a)	Funds provided by Fuzhou Microcredit but not yet transferred to the borrowers by third party payment service providers due to the settlement time lag;
(b)	Repayment of loan principal and interest amounts received from the borrowers but not yet transferred to the investors by third party payment service providers due to the settlement time lag; and,
(c)	Accumulated amounts of transaction fee, service fee received, payment and collection of default loan and interest at the balance sheet date.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, security deposits, accounts receivable and contract assets, financial assets receivable, funds receivable from third party payment service providers, loans receivable, short-term loan, payable to investors of the consolidated trusts, and amounts due from/to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

As of June 30, 2022, the Group’s long-term financial instruments that are not reported at fair value on balance sheet include loans receivable, payable to investors of the consolidated trusts, accounts receivable and contract assets, financial assets receivable and accounts receivable, contract assets and financial assets receivable from related parties (recorded as “amounts due from related parties”). Fair values of these financial instruments are estimated using a discounted cash flow model based on contractual cash flows. The fair values of loans receivable, accounts receivable and contract assets, financial assets receivable are classified as Level 3 fair value measurement due to the significant unobservable inputs concerning the estimation of default rate. The fair value of payable to investors of the consolidated trusts is classified as Level 2 fair value measurement.

As of June 30, 2022, the differences between fair values and carrying amount for loans receivable and payable to investors are due to the discount factor or interests in future periods, and the fair value approximates the carrying amount. For accounts receivable and contract assets, financial assets receivable, the differences are due to the discount factor solely and the fair value approximates the carrying amount.

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis. Fair value measurement on a nonrecurring basis for the six months ended June 30, 2022 included that used in impairment of an equity-method investment which was classified as a Level 3 fair value measurement.

Loans receivable

Loans receivable represents loans facilitated through the consolidated trusts and Fuzhou Microcredit. Loans receivable are recorded as receivable, reduced by a valuation allowance estimated as of the balance sheet date.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.About adoption of ASC 326, see accounting policy of “Allowance for credit losses”.

The Group charges off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or expected useful lives
Electronic equipment	5 years
Furniture and office equipment	5 years

Gains and losses from the disposal of furniture and equipment are recognized in the consolidated statements of operations.

Depreciation expense on property and equipment for the six months ended June 30, 2021 and 2022 were RMB 5,944 (unaudited) and RMB 7,580, respectively.

Land use rights, net

Land use rights represent lease prepayments to the local government authorities and are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the agreement, which is 50 years. Under ASC 842, land use rights were identified as operating lease right-of-use assets, which is separately disclosed as “Land use rights, net” in the Group’s consolidated balance sheets.

Guarantee liabilities

For the loans facilitated through the loan facilitation business, the Group provides a guarantee service to its financial institution partners whereas in the event of default, the financial institution partners are entitled to receive unpaid interest and principal from the Group. In general, any unpaid interest and principal are paid when the borrower does not repay as scheduled.

From February 2018, to follow the recent regulation change, particularly the Circular 141 which came into effect in December 2017, the Group began to involve third-party licensed vendors including financing guarantee companies and insurance companies to provide guarantee for new loans facilitated for certain financial institution partners. Under the cooperation with financing guarantee companies, these guarantee companies initially reimburses the loan principal and interest to the financial institution partners upon borrower’s default. Although the Group does not have direct contractual obligation to the financial institution partners for defaulted principal and interest, the Group provides back to back guarantee to the licensed guarantee companies. As agreed in the back to back guarantee contract, the Group would pay the licensed guarantee companies for actual losses incurred based on defaulted principal and interest. Under the cooperation with insurance companies, the Group is obligated to provide funding in the form of security deposit with the insurance companies which is used to compensate the financial institution partners for borrowers’ default. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460.

Under capital light model, in the condition of no guarantee service provided, the Group does not take any credit risk and not record any guarantee liabilities associated with those loans. Besides, in the condition of partial guarantee, the amount of guarantee exposure is immaterial for the six months ended June 30, 2021 (unaudited) and 2022.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Guarantee liabilities - continued

At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand ready liability upon expiration of the underlying loan, the Group records a corresponding amount as “Revenue from releasing of guarantee liabilities” in the consolidated statement of operations. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of expense on guarantee liabilities in the consolidated statement of operations. At all times the recognized liability (including the stand ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction.

The fair value recognized at loan inception is estimated using a discounted cash flow model based on the expected net payouts by incorporating a markup margin. The Group estimates its expected net payouts according to the product mix, default rates, loan terms and discount rate. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment from the borrowers. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated statements of operations. About adoption of ASC 326, see accounting policy of “Allowance for credit losses”. Impairment losses of RMB 102,769 (unaudited) and RMB 163,875 were recorded in the consolidated statements of operations during the six months ended June 30, 2021 and 2022.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Facilitation, origination and servicing expenses

Facilitation, origination and servicing expense represents cost of services which consists primarily of variable expenses and vendor costs, and costs related to risk management, credit assessment, borrower and system support, payment processing services and third-party collection agencies with facilitating and servicing loans.

Facilitation and origination expense includes expense related to the Group’s borrower referral program under which the Group provides cash incentives to existing borrowers who have successfully referred a new borrower/borrowers to the Group. Such cash reward is offered when the new borrower makes a drawdown. As the cash reward is directly associated with the new borrower acquisition, the Group accounted for it as origination expense to facilitate the loans. The Group recorded RMB 9.5 million (unaudited) and RMB 12.0 million of cash reward for the six months ended June 30, 2021 and 2022, respectively.

Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses and general brand and awareness building, including fees paid to channel partners for directing user traffic to the Group. Salaries and benefits expenses related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. For the six months ended June 30, 2021 and 2022, the advertising and marketing related expenses were RMB 706.679 and RMB 1,031,406, respectively.

Funding costs

Funding cost consists of interest expense the Group pays to financial institution partners of the Consolidated Trusts and the asset backed securities, trust issuance and costs incurred by the trusts.

Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received. The government grants received by the Group is RMB 5,067 (unaudited) and RMB 194,439 for the six months ended June 30, 2021 and 2022, respectively.

Income taxes

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations. The Group did not have any significant unrecognized uncertain tax positions as of and for the six months ended June 30, 2021 (unaudited) and 2022.

Value added taxes (“VAT”)

The consolidated trusts are subject to VAT at the rate of 3%, while the other entities under the Group are subject to VAT at the rate of 6% as general taxpayers, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of other tax payable on the consolidated balance sheets.

Certain risks and concentrations

As of December 31, 2021 and June 30, 2022, substantially all of the Group’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC, which management considers to be of high credit quality.

For the six months ended June 30, 2021, financial institution partner A and B funded loans which generated greater than 10% (unaudited) of the total revenues. For the six months ended June 30, 2022, financial institution partner A funded loans which generated greater than 10% of the total revenue.

Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted share units, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of operations over the period during which the employee is required to perform service in exchange for the award. The Group has elected to account for forfeitures as they occur.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”).The Group’s operations are principally conducted through the companies located in the PRC where the RMB is the functional currency. The functional currency of the other major entities incorporated outside of PRC is the United States dollar (“USD”).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than functional currency are translated into functional currency at the exchange rates prevailing at the balance sheet date. Transactions in currencies other than functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are included in earnings as foreign exchange gain (loss).

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

The consolidated financial statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. The financial statements of the Group are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, changes in equity and cash flows from RMB into US dollars as of and for the six months ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 6.6981, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate or at any other rate.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions, and the Group cannot utilize the contributed amount for future obligations if employee left the Group. The total amount that was expensed as incurred was RMB 62,914 (unaudited) and RMB 85,868 for the six months ended June 30, 2021 and 2022, respectively.

Income per share

Basic income per ordinary share is computed by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period assuming the ordinary shares were issued and outstanding from the earliest period presented.

Diluted income per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had restricted share units and share options, which could potentially dilute basic earnings per share in the future.

Dividends

Dividends of the Company are recognized when declared.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Segment reporting

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

Substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Operating leases

The Group accounts for operating leases in accordance with ASC 842, Leases (“ASC 842”) after the adoption on January 1, 2019. The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset the Group does not own. As part of the lease agreements, the Group may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise those options. Right of use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are initially measured based on the lease liability, adjusted for any initial direct costs, any lease payments made prior to lease commencement and for any lease incentives, and are included in other assets (long term) on the Group’s consolidated balance sheets. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date, and are included in accrued expenses and other current liabilities (short term) and other long-term liabilities on the Group’s consolidated balance sheets. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate, because the interest rate implicit in most of the Group’s leases is not readily determinable. The Group’s incremental borrowing rate represents the rate would be incurred to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. Operating lease expense is recorded on a straight-line basis over the lease term. The Company does not possess any leases that have variable lease payments or residual value guarantees.

Recent accounting pronouncements

Recently Adopted Accounting Guidance

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. The Group has adopted this new standard effective on January 1, 2021. The adoption of this new standard did not have a material impact on the Group’s Historical Financial Information.

Recent Accounting Guidance Not Yet Adopted

No new accounting pronouncements issued but not yet adopted are expected to have a material impact on the Company’s consolidated financial statements.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The Group’s accounts receivable as of December 31, 2020 and June 30, 2021 are as follows:

		Allowance for
	Accounts	uncollectible	Accounts
As of December 31, 2021	receivable	Accounts receivable	receivable, net
Accounts receivable from loan facilitation service	502	(375)	127
Accounts receivable from post facilitation service	5,825	(1,683)	4,142
Accounts receivable from referral services	10,797	—	10,797
Total	17,124	(2,058)	15,066

		Allowance for
	Accounts	uncollectible	Accounts
As of June 30, 2022	receivable	Accounts receivable	receivable, net
Accounts receivable from referral services	25,080	—	25,080
Total	25,080	—	25,080

The movement of allowance for uncollectible accounts receivables for the six months ended June 30, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	June 30,
(unaudited)	2021	provision	period	2021
Accounts receivable from loan facilitation service	17,462	(10,043)	(7,382)	37
Accounts receivable from post facilitation service	3,958	1,758	(4,574)	1,142
Accounts receivable from referral services	1,836	—	(1,836)	—
Total	23,256	(8,285)	(13,792)	1,179

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	June 30,
	2022	provision	period	2022
Accounts receivable from loan facilitation service	375	—	(375)	—
Accounts receivable from post facilitation service	1,683	—	(1,683)	—
Total	2,058	—	(2,058)	—

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

The Group’s contract assets as of December 31, 2021 and June 30, 2022 are as follows:

		Allowance for
		Uncollectible	Contract assets,
As of December 31, 2021	Contract assets	Contract assets	net
Contract assets from loan facilitation service	3,097,872	(287,397)	2,810,475
Contract assets from post facilitation service	282,767	(26,457)	256,310
Contract assets from referral services	238,877	—	238,877
Total	3,619,516	(313,854)	3,305,662

		Allowance for
		Uncollectible	Contract assets,
As of June 30, 2022	Contract assets	Contract assets	net
Contract assets from loan facilitation service	3,276,001	(299,395)	2,976,606
Contract assets from post facilitation service	463,530	(25,318)	438,212
Contract assets from referral services	351,395	—	351,395
Total	4,090,926	(324,713)	3,766,213

The movement of allowance for uncollectible contract assets for the six months ended June 30, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	June 30,
(unaudited)	2021	provision	period	2021
Contract assets from loan facilitation service	222,526	64,947	(40,576)	246,897
Contract assets from post facilitation service	10,045	21,913	(15,392)	16,566
Total	232,571	86,860	(55,968)	263,463

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	June 30,
	2022	provision	period	2022
Contract assets from loan facilitation service	287,397	77,952	(65,954)	299,395
Contract assets from post facilitation service	26,457	25,673	(26,812)	25,318
Total	313,854	103,625	(92,766)	324,713

The Group’s accounts receivable and contract assets generated from related parties and recorded in amounts due from related parties as of December 31, 2021 and June 30, 2022 are as follows:

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of December 31, 2021	assets	and contract assets	assets, net
Contract assets from loan facilitation service	953,846	(120,208)	833,638
Contract assets from post facilitation service	5,178	(1,809)	3,369
Total	959,024	(122,017)	837,007

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

3.           ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET - continued

	Accounts	Allowance for	Accounts
	receivable	uncollectible	receivable
	and contract	accounts receivable	and contract
As of June 30, 2022	assets	and contract assets	assets, net
Contract assets from loan facilitation service	592,384	(118,719)	473,665
Contract assets from post facilitation service	15,762	(6,457)	9,305
Contract assets from referral services	54,116	—	54,116
Total	662,262	(125,176)	537,086

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the six months ended June 30, 2021 and 2022 are as follows:

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	June 30,
(unaudited)	2021	provision	period	2021
Contract assets from loan facilitation service	8,072	77,069	(1,497)	83,644
Contract assets from post facilitation service	227	1,473	(1,531)	169
Total	8,299	78,542	(3,028)	83,813

The movement of allowance for uncollectible accounts receivables and contract assets generated from related parties and recorded in amounts due from related parties for the six months ended June 30, 2021 and 2022 are as follows: - continued

	Opening			Ending
	balance as of	Current	Write off in	balance as of
	January 1,	period net	the current	June 30,
	2022	provision	period	2022
Contract assets from loan facilitation service	120,208	5,594	(7,083)	118,719
Contract assets from post origination service	1,809	7,806	(3,158)	6,457
Total	122,017	13,400	(10,241)	125,176

As of December 31, 2021 and June 30, 2022, the principal of accounts receivable and contract assets by year of origination:

	2021	2020	2019	Total
As of December 31, 2021
Loan facilitation service	2,708,137	390,236	—	3,098,373
Post origination service	249,726	38,867	—	288,593
Referral service	249,674	—	—	249,674
Total	3,207,537	429,103	—	3,636,640

	2022	2021	2020	Total
As of June 30, 2022
Loan facilitation service	2,447,427	742,111	86,463	3,276,001
Post origination service	433,153	15,378	14,999	463,530
Referral service	376,475	—	—	376,475
Total	3,257,055	757,489	101,462	4,116,006

The past-due balance of the Group’s accounts receivable as of December 31, 2021 and June 30, 2022 are immaterial.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE

The Group’s financial assets receivable as of December 31, 2021 and June 30, 2022 are as follows:

	December 31,	June 30,
	2021	2022
	RMB	RMB
Financial assets receivable	4,897,854	4,821,201
Allowance for uncollectible receivables	(493,646)	(519,563)
Financial assets receivable, net	4,404,208	4,301,638

The movement of financial assets receivable for the six months ended June 30, 2021 and 2022 is as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Balance at beginning of period	4,601,642	4,897,854
Addition in the current period	3,242,066	3,012,766
Collection in the current period	(2,707,712)	(2,951,461)
Write-off	(69,140)	(137,958)
Balance at end of period	5,066,856	4,821,201

The movement of allowance for uncollectible receivables for the six months ended June 30, 2021 and 2022 is as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Balance at beginning of period	390,834	493,646
Current period net provision	102,769	163,875
Write-off	(69,140)	(137,958)
Balance at end of period	424,463	519,563

The Group’s financial assets receivable generated from related parties and recorded in amounts due from related parties as of December 31, 2021 and June 30, 2022 are as follows:

	December 31,	June 30,
	2021	2022
	RMB	RMB
Financial assets receivable	—	5,802
Allowance for uncollectible receivables	—	(340)
Financial assets receivable, net	—	5,462

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

4.           FINANCIAL ASSETS RECEIVABLE - continued

The movement of financial assets receivable generated from related parties and recorded in amounts due from related parties for the six months ended June 30, 2021 and 2022 is as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Balance at beginning of period	3,149	—
Addition in the current period	—	6,112
Collection in the current period	(309)	(308)
Write-off	(2,840)	(2)
Balance at end of period	—	5,802

The movement of allowance for uncollectible receivables generated from related parties and recorded in amounts due from related parties for the six months ended June 30, 2021 and 2022 is as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Balance at beginning of period	2,033	—
Current period net provision	807	342
Write-off	(2,840)	(2)
Balance at end of period	—	340

The following table summarizes the aging of the Group’s financial assets receivable as of December 31, 2021 and June 30, 2022:

		31-60	Over 60		Total
	0-30 days	days	days		financial
	past	past	past		assets
	due	due	due	Current	receivable
December 31, 2021	15,594	12,038	—	4,870,222	4,897,854
June 30, 2022	32,536	34,257	—	4,754,408	4,821,201

As of December 31, 2021 and June 30, 2022, the principal of financial assets receivable by year of origination:

	2021	2020	2019	Total
As of December 31, 2021	4,078,249	819,605	—	4,897,854

	2022	2021	2020	Total
As of June 30, 2022	2,390,103	2,095,971	335,127	4,821,201

5.           LOANS RECEIVABLE, NET

Loans receivable consists of the following:

	December 31,	June 30,
	2021	2022
	RMB	RMB
Loans receivable	13,652,723	15,844,979
Less allowance for loan losses	(948,893)	(1,336,642)
Loans receivable, net	12,703,830	14,508,337

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

5.           LOANS RECEIVABLE, NET - continued

As of December 31, 2021 and June 30, 2022, the accrued interest receivables are RMB 86,144 and RMB 113,658 ( net of allowance RMB 5,987 and RMB 9,588, respectively ), which is recorded under loans receivable.

The following table presents the aging of loans as of December 31, 2021 and June 30, 2022:

	0-30 days	31-60 days	Over 60 days	Total amount
	past due	past due	past due	past due	Current	Total loans
December 31, 2021	113,771	87,171	—	200,942	13,451,781	13,652,723
June 30, 2022	134,692	102,233	—	236,925	15,608,054	15,844,979

The Group has not recorded any financing income on an accrual basis for the loans that are past due for more than 60 days in 2022 (60 days in 2021). Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in the Group’s judgment, will continue to make periodic principal and interest payments as scheduled. For the six months ended June 30, 2021 and 2022, the Group has charged off loans receivable of RMB 156 million (unaudited) and RMB 536 million, respectively.

Movement of allowance for loan losses is as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Balance at beginning of period	421,767	948,893
Provision for loan losses	381,887	907,317
Gross write-off	(156,368)	(535,743)
Recoveries	24,125	16,175
Balance at end of period	671,411	1,336,642

The principal of loans receivable as of December 31, 2021 and June 30, 2022 by year of origination is as follows:

	2021	2020	2019	Total
As of December 31, 2021	13,614,369	38,354	—	13,652,723

	2022	2021	2020	Total
As of June 30, 2022	11,436,797	4,391,267	16,915	15,844,979

6.           LAND USE RIGHTS, NET

Land use rights represent acquired right to use the parcel of land on which the Group’s regional headquarters and affiliated industrial park stand. In 2021, the Group acquired the land use rights in Shanghai from the local authorities. Amortization of the land use right is made over the remaining term of the land use right period from the date when the land was made available for use by the Group. The land use rights are summarized as follows:

	December 31,	June 30,
	2021	2022
	RMB	RMB
Cost	1,036,178	1,036,178
Accumulated amortization	(17,270)	(27,630)
Land use rights, net	1,018,908	1,008,548

The total amortization expense for the six months ended June 30, 2021 and 2022 amounted to RMB 6,908 (unaudited) and RMB 10,360, respectively.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

7.            SHORT-TERM LOANS

Short-term loans as of December 31, 2021 represents bank borrowings of USD 38,850 and RMB 150,000 obtained from domestic commercial banks, the latter loan is guaranteed by Shanghai Qibutianxia Co,. Ltd. The short-term loan of USD 38,850 bears interest rates of London InterBank Offered Rate (“LIBOR”) plus 300bps. The loan of RMB 150,000 applying a fixed rate of 4.05%.

Short-term loans as of June 30, 2022 includes newly raised bank borrowings of USD 30,000 obtained from domestic commercial banks during the six months ended June 30, 2022. The short-term loan of USD 30,000 bears interest rates of London InterBank Offered Rate (“LIBOR”) plus 330bps for the six months ended June 30, 2022.

The weighted average interest rate for the outstanding borrowings as of December 31, 2021 and June 30, 2022 was 3.46% and 4.70%, respectively. There is one financial covenant stipulating that Qiyu shall not make dividend distribution before the loans, interest and other payable due under the contract are paid.

In June 2022, 360 Changfeng signed a mortgage loan agreement of RMB 1 billion with tenure of 25 years. The interest rate is based on market price quote for loans with tenure of more than five years minus 136bps. The loan is guaranteed by the land use rights owned by 360 Changfeng and is for the specific use of construction of the regional headquarters and the affiliated industrial park. As of June 30, 2022, the unused amount of the mortgage loan is RMB 1 billion. The mortgage loan agreement requires the subsidiary’s registered capital to be paid in the same proportion of the total facility used. Subsequently in September, the registered capital of the subsidiary has been fully paid.

8.            GUARANTEE LIABILITIES

The movement of guarantee liabilities during the six months ended June 30, 2021 and 2022 is as follows:

Guarantee liabilities-stand ready

(unaudited)	RMB
As of January 1, 2021	4,173,497
Provision at the inception of new loans	3,242,066
Released into revenue	(2,897,943)
As of June 30, 2021	4,517,620

As of January 1, 2022	4,818,144
Provision at the inception of new loans	3,018,878
Released into revenue	(3,298,059)
As of June 30, 2022	4,538,963

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

8.            GUARANTEE LIABILITIES - continued

Guarantee liabilities-contingent

(unaudited)	RMB
As of January 1, 2021	3,543,454
Provision for contingent liabilities	1,220,586
Net payout (1)	(1,515,544)
As of June 30, 2021	3,248,496

Adoption of ASC 326
As of January 1, 2022	3,285,081
Provision for contingent liabilities	2,162,638
Net payout (1)	(2,127,305)
As of June 30, 2022	3,320,414
(1)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee as of December 31, 2021 and June 30, 2022.

		31-60	61-90	Over 90
	0-30 days	days	days	days
	past	past	past	past
	due	due	due	due	Current	Total loans
December 31, 2021 (RMB)	446,780	235,769	57,526	—	49,117,630	49,857,705
June 30, 2022 (RMB)	456,773	228,107	32,970	—	49,904,061	50,621,911

As of December 31, 2021 and June 30, 2022, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB 49,857,705 and RMB 50,621,911, respectively. The approximate term of guarantee compensation service ranged from 1 month to 36 months, as of both December 31, 2021 and June 30, 2022. As of December 31, 2021 and June 30, 2022, the contractual amounts of the outstanding loans (excluding loans that are written off) that have been compensated by the Group were estimated to be RMB 3,129,264 and RMB 3,769,627, respectively.

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	June 30,
	2021	2022
	RMB	RMB
User traffic direction fees	472,269	472,101
Payable to financial institution partners (1)	422,423	347,313
Accrued payroll and welfare	409,216	317,612
Payable for third-party service fee	298,411	341,097
Payable to shareholder of non-controlling interests (2)	296,617	303,407
Dividend payable (3)	276,991	230,095
Lease liabilities	25,779	37,535
Others	56,623	68,197
Total	2,258,329	2,117,357
(1)	Payable to financial institution partners mainly include amounts collected from the borrowers but have not been transferred to the financial institution partners due to settlement time lag.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

9.           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(2)	Payable to shareholder of non-controlling interests mainly includes loans from Shanghai Changfeng Investment (Group) Co., Ltd.( “Changfeng”) to acquire land use right, the principal of RMB90,000 of which is repaid in September, 2022.
(3)	Dividends payable as of December 31, 2021 has been paid in January 2022 and May 2022 respectively. Dividends payable as of June 30, 2022 has been paid in July, 2022.

10.          RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the six months ended June 30, 2021 (unaudited) and 2022:

Name of related parties	Relationship with the group
360 Security Technology Inc. (“360 Group”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifutong Technology Co., Ltd. (“Qifutong”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Shanghai Qibutianxia Information Technology Co., Ltd. (“Qibutianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qicaitianxia Technology Co., Ltd. (“Qicaitianxia”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qihu Technology Co., Ltd. (“Qihu”)	An affiliate of 360 Group, ultimately controlled by Mr. Zhou, the Chairman of the Group
Jinshang Consumer Finance Inc. (“Jinshang”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Zixuan Information Technology Co., Ltd. (“Beijing Zixuan”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Xixian New Area Financial Asset Exchange Co., Ltd (“Xixian”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Qifei Xiangyi Consultation Co., Ltd (“Beijing Qifei”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Hangzhou Qifei Huachuang Technology Co, Ltd (“Hangzhou Qifei ”)	Investee of the Group
Shanghai Jiehu Internet Technology Co., Ltd. (“Shanghai Jiehu”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Kincheng Bank of Tianjin Co., Ltd. (“Kincheng Bank”)	An affiliate of an entity controlled by Mr. Zhou, the Chairman of the Group
Tianjin Yujie Technology Co., Ltd. (Yujie)	Entity controlled by Mr. Zhou, the Chairman of the Group
Beijing Hongying Information Technology Co., Ltd. (“Hongying”)	Entity controlled by Mr. Zhou, the Chairman of the Group
Shareholders	Shareholders of the Group
Others	Entities controlled by Mr. Zhou, the Chairman of the Group

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.          RELATED PARTY BALANCES AND TRANSACTIONS - continued

The Group entered into the following transactions with its related parties:

For the six months ended June 30, 2021 and 2022, services provided by the related parties were RMB 178,078 (unaudited) and RMB 318,246, respectively.

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Referral service fee charged by Yujie	101,715	221,380
Bandwidth service fee charged by Qihu	51,696	62,882
Brand fees charged by Qihu	—	23,584
Referral service fee charged by Qihu	12,273	880
Rental expenses charged by Hongying	5,696	7,340
Corporate expenses allocated from Qibutianxia	5,660	—
Others	1,038	2,180
Total	178,078	318,246

For the six months ended June 30, 2021 and 2022, services provided to the related parties were RMB 1,050,036 (unaudited) and RMB 787,157 respectively.

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Referral service fee charged from Kincheng Bank	—	108,757
Loan facilitation services fee charged from Jinshang	89,582	62,967
Loan facilitation services fee charged from Beijing Zixuan	37	—
Loan facilitation services fee charged from Kincheng Bank	852,625	289,961
Post-origination services fee charged from Jinshang	32,644	36,043
Post-origination services fee charged from Beijing Zixuan	56	—
Post-origination services fee charged from Kincheng Bank	62,042	268,747
Others	13,050	20,682
Total	1,050,036	787,157

Jinshang is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. Kincheng Bank is an affiliate of an entity controlled by Mr. Zhou and provides funds to the borrowers through the Group’s platform. The Group collected service fees from Jinshang and Kincheng Bank. The amounts from Jinshang and Kincheng Bank represent the loan facilitation service, post-facilitation service and referral service fees charged from them.

The Company has held bank deposit with Kincheng Bank of Tianjin Co. Ltd (“Kinchen”) which amounted to RMB320,491 and RMB2,519,337 as December 31, 2021 and June 30, 2022. The related interest income was RMB29,312, RMB8,561(unaudited) and RMB31,996 for the year ended December 31, 2021, six months ended June 30, 2021 and 2022, respectively and interest receivable as of December 31, 2021 and June 30, 2022 was RMB1,244 and RMB21,835 respectively.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.         RELATED PARTY BALANCES AND TRANSACTIONS - continued

As of December 31, 2021 and June 30, 2022, amounts due from related parties were RMB 978,175 and RMB 788,522, respectively, and details are as follows:

	December 31,	June 30,
	2021	2022
	RMB	RMB
Kincheng	771,335	572,272
Jinshang	194,123	200,965
Shareholders(1)	10,158	10,158
Beijing Zixuan	—	—
Others	2,559	5,127
Total	978,175	788,522
(1)	The balance represents the ADS registration fees incurred on behalf of certain shareholders that are to be reimbursed from them.

As of December 31, 2021 and June 30, 2022, amounts due to related parties were RMB 214,057 and RMB 178,687 respectively, and details are as follows:

	December 31,	June 30,
	2021	2022
	RMB	RMB
Qibutianxia	9,156	1,656
Qihu	144,999	127,688
Yujie	30,165	13,200
Others	29,737	36,143
Total	214,057	178,687

Qibutianxia provided joint back to back guarantee to certain third party guarantee companies for the loans facilitated by the Group. The amounts of loans under such arrangement are RMB 11,803,492 and RMB 7,115,977 as of December 31, 2021 and June 30, 2022 respectively.

In September 2020, Beijing Qifei transferred to the Group part of its interest in Hangzhou Qifei, a joint venture company established by Beijing Qifei and an independent third party. After the transfer, Beijing Qifei and the Group hold 26% and 25% of the equity interest in the investee, respectively. As part of the arrangement, the Group is responsible to assist Hangzhou Qifei in meeting certain performance targets. The Group accounted for the equity investment using alternative measurement, and the carrying amount was nil since no capital contribution has been made as of December 31, 2021. The Company made investment of RMB 8,996 to Hangzhou Qifei during the six months ended June 30, 2022, the investment was fully impaired at the same period after considering the business forecast of the investee and the fair value of this equity investment. Thus, the carrying amount of Hangzhou Qifei is nil as of June 30, 2022. The Company is not obligated to fund its remaining unpaid share of registered capital of RMB 41,004 till June 30, 2028 and given the uncertainty with regards to the financial position of the investee, the probability of future contribution and the exact amount cannot be estimated, thus no additional liabilities are accrued as of June 30, 2022.

In October 2020, the Group established a company, Shanghai 360 Changfeng Technology, Co.,Ltd. (“360 Changfeng”) in Shanghai, China through Qiyu together with Shanghai Jiehu and an independent third party, Changfeng, to develop and build regional headquarter and the affiliated industrial park in Shanghai. Changfeng, Shanghai Jiehu and the Group each holds 30%, 30% and 40% of the equity interests of the 360 Changfeng, respectively. The shareholders execute their voting rights based on their equity interest and the stakeholders’ meeting will pass the resolutions with the approval of stakeholders representing more than half of the voting rights.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

10.         RELATED PARTY BALANCES AND TRANSACTIONS - continued

In December 2021, the Group acquired the 30% equity interest held by Shanghai Jiehu and became the controlling shareholder of 360 Changfeng. The transaction is a business acquisition under common control as both Shanghai Jiehu and the Group is ultimately controlled by Mr. Zhou, and has been retrospectively reflected in the consolidated financial statements of the Company for all periods presented. The impact to prior year financials was inconsequential.

Pursuant to the agreement, the shareholders is obligated to contribute initial funding for acquisition of land use rights and funds required for subsequent developments will be mainly financed by external financings with any remaining shortfall funded by the shareholders ratably in proportion to their respective equity interest ownership.

As of December 31, 2021 and June 30, 2022, shareholders of the company have invested a total of RMB 1.0 billion, of which RMB 0.3 billion was funded by the Changfeng.

11.          INCOME TAXES

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Qiyu received its “high and new technology enterprises” status in 2018 and renewed it in 2021 and was entitled for a preferential income tax rate of 15% from 2018 to 2023. In November 2020, Qiyue received its “high and new technology enterprises” status and was entitled to a reduced EIT rate of 15% from 2020 to 2022. From August 2019, Qicheng benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. The 40% of the EIT payables of Qicheng could be further reduced as it is located in Autonomous Region of China. From 2021, two of the Company’s subsidiaries benefit from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities. From 2022, Beihai Borui Credit Service Co., Ltd., benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were all attributable to the Group is as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Current tax	639,412	573,083
Deferred tax	23,945	(176,351)
Total	663,357	396,732

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

11.          INCOME TAXES - continued

Hong Kong - continued

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year to- date provision reflects the expected annual tax rate.

The Group’s effective tax rate for the six months ended June 30, 2021 and 2022 was 18.00% (unaudited) and 15.00%, respectively.

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

12.         SHARE-BASED COMPENSATION

Share incentive plan

In May 2018, the shareholders and board of directors of the Company adopted the Share Incentive Plan (the “2018 plan”) for the granting of share options and restricted share units to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2018 plan, the maximum aggregate number of shares which may be issued is 25,336,096 ordinary shares, plus an annual increase equal to 1.0% of the total number of the then issued and outstanding shares. The share options expire 10 years from the date of grant.

The Company’s board of directors and shareholders approved the 2019 Share Incentive Plan (the “2019 Plan”) and amended it in August 2020, for the granting of share options and restricted share units to employees, directors and consultants to reward them for services to the Company and to provide incentives for future service. Under the 2019 plan, the maximum aggregate number of shares which may be issued is 17,547,567 ordinary shares, and may increase annually by an amount up to 1.0% of the total number of ordinary shares then issued and outstanding commencing with the first fiscal year beginning January 1, 2021 or such fewer amount as determined by the board of directors. The share options and restricted share units expire 10 years from the date of grant.

Stock options

On May 20 and November 20, 2018, and May 20, 2020, and November 20, 2021 the Company granted 24,627,493, 690,023, 3,514 and 2,400 stock options, respectively, with an exercises price of US$0.00001 per share to certain employees, directors and officers. The stock options shall vest over a period from immediate to 4 years. The grant date fair value per option was RMB 48.64, RMB 60.77, RMB 32.02 and RMB 64.46, respectively.

On November 2021, the compensation committee of the board of directors of the Company approved to convert the form of 10,264,366 outstanding restricted share units into stock options to purchase the same number of shares as represented by the restricted share units with an exercises price of US$0.00001 per share. This conversion did not affect the fair value of the awards immediately before and after the modification as the exercise price is nominal. In addition, there were no other changes to the awards including the vesting conditions and classification. Accordingly, modification accounting is not required and the cost will continue to be recognized based on the grant date fair-value-based measure.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.          SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

Stock options - continued

The Group used the Black-Scholes option pricing model to estimate the fair value of options granted, with the following assumptions used.

Year ended,
December 31, 2021
Risk-free rate of interest	2.76%
Estimated volatility rate	67.27%
Dividend yield	5.10%
Expected life (years)	5.00
Exercise price	USD 0.00001

The risk-free rate of interest is based on the yield to maturity of China government bonds with a maturity period close to the expected term of the options. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical share price volatility of comparable companies over a period comparable to the expected term of the options. The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options. The Group did not have sufficient historical share option exercise experience, it estimated the expected term average based on a consideration of factors including contractual term and vesting period. The closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

A summary of option activity during period from January 1, 2022 to June 30, 2022 is as follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Options	Exercise Price	Contract Life	Intrinsic Value
		USD	Years	RMB
Options outstanding at January 1, 2022	12,945,337	0.00001	8.03	945,786
Options forfeited in 2022	(755,190)	0.00001	7.75	(43,756)
Options exercised in 2022	(1,584,034)	0.00001	6.03	(91,779)
Options outstanding at June 30, 2022	10,606,113	0.00001	7.75	614,518
Options exercisable at June 30, 2022	3,002,620	0.00001	6.65	173,972
Options vested or expected to be vested at June 30, 2022	10,606,113	0.00001	7.75	614,518

As of June 30, 2022, there was RMB 211,281 of unrecognized compensation cost related to share options that are expected to be recognized over a weighted-average vesting period of 1.22 years.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

12.          SHARE-BASED COMPENSATION – continued

Share incentive plan - continued

Restricted Share Units

A summary of the restricted share units for the six months ended June 30, 2022 was stated below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Share Units	Fair Value
Outstanding at January 1, 2022	6,961,446	52.38
Granted	258,500	43.43
Forfeited	(260,238)	65.41
Vested	(388,702)	66.59
Outstanding at June 30, 2022	6,571,006	50.52

The restricted share units granted shall vest in accordance with contractual schedules over a period from three to five years. The fair value of the restricted share units was determined by the closing sales price of the shares on the grant date, adjusted by the present value of expected dividends to be paid during the vesting period. The total fair value of the restricted share units vested for the six months ended June 30, 2022 was RMB 25,885. As of June 30, 2022, there was RMB 253,248 of unrecognized compensation cost related to restricted share units that are expected to be recognized over a weighted-average vesting period of 1.37 years.

The Company recognizes the compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Total share-based compensation expense of share-based awards granted to employees and directors was as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Facilitation, origination and servicing expenses	30,893	34,704
Sales and marketing expenses	5,565	525
General and administrative expenses	90,372	63,604
Total	126,830	98,833

13.         ORDINARY SHARES

5,000,000,000 shares was authorized at par value of USD 0.00001 per share. The ordinary shares include Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to twenty votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. Class B ordinary shares could be converted into Class A ordinary shares, at the option of the holders, on one-for-one basis. All Class B ordinary shares are beneficially owned by Mr. Zhou, the Chairman of the Company.

As of December 31, 2021, there were 310,486,975 ordinary shares outstanding, with par value of $0.00001 per share, consisting of 270,666,389 Class A ordinary shares and 39,820,586 Class B ordinary shares. As of June 30, 2022, there were 312,459,711 ordinary shares outstanding, with par value of $0.00001 per share, consisting of 272,639,125 Class A ordinary shares and 39,820,586 Class B ordinary shares.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

14.         STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the PRC entities of the Group are required to make appropriation to certain statutory reserves, namely general reserve, industry specific reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The PRC entities of the Group are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of the PRC entities of the Group. There are no appropriations to these reserves by the PRC entities of the Group for the years ended December 31, 2021 and six months ended June 30, 2022.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities of the Group can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities of the Group restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the PRC entities of the Group. As of December 31, 2021 and June 30, 2022, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 8,283,560 and RMB 14,536,140, respectively (including the statutory reserve fund of RMB 168,541 and RMB 218,082 as of December 31, 2021 and June 30, 2022, respectively).

15.         DIVIDENDS

Quarterly Dividend Policy

On November 15, 2021, the board of directors of the Company approved a quarterly cash dividend policy. Under the policy, the Company will declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of the Company’s net income after tax for such quarter. The determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

The board of directors of the Company has approved a dividend of US$0.14 per ordinary share, or US$0.28 per ADS, for the third fiscal quarter of 2021 in accordance with the Company’s dividend policy, which was paid on January 18, 2022 to shareholders of record as of the close of business on December 15, 2021.

The board of directors of the Company has approved a dividend of US$0.13 per ordinary share, or US$0.26 per ADS, for the fourth fiscal quarter of 2021 in accordance with the Company’s dividend policy, which was paid on May 13, 2022 to shareholders of record as of the close of business on April 6, 2022.

The board of directors of the Company has approved and declared a dividend of US$0.11 per ordinary share, or US$0.22 per ADS, for the first fiscal quarter of 2022 in accordance with the Company’s dividend policy on May 26, 2022, which was paid on July 27, 2022 to shareholders of record as of the close of business on June 20, 2022.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

16.         LEASE

Operating lease as lessee

The Group enters into operating leases primarily for general office space. The Group’s leases typically have original terms not exceeding 5 years. These leases have remaining lease terms of 1 year to 3 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

Lease costs are included in facilitation, origination and servicing expense, sales and marketing expense, and general and administrative expenses. Operating lease expenses were RMB 23,752 (unaudited) and RMB 32,064 for the six months ended June 30, 2021 and 2022, respectively, included amortization expenses of land use rights of RMB 6,908 (unaudited) and RMB 10,362 for the six months ended June 30, 2021 and 2022, respectively. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	16,844	21,565
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	9,871	55,845

The following table shows ROU assets and lease liabilities as of December 31, 2021 and June 30, 2022 (except lease term and discount rate):

	December 31, 2021	June 30, 2022
	RMB	RMB
Right-of-use assets	42,606	76,030
Operating lease liabilities-current	25,779	37,535
Operating lease liabilities-non current	13,177	34,147

	December 31, 2021	June 30, 2022
	RMB	RMB
Weighted-average remaining lease term	2.09	2.29
Weighted-average discount rate	6.22%	4.75%

The maturities of operating lease liabilities as of December 31, 2021 and June 30, 2022 are as follows:

	December 31, 2021	June 30, 2022
	RMB	RMB
Within one year	28,203	38,326
Within a period of more than one year but not more than two years	7,034	25,146
Within a period of more than two year but not more than three years	3,550	11,785
Within a period of more than three year but not more than four years	382	—
Total undiscounted lease payments	39,169	75,257
Imputed interest	(213)	(3,575)
Total lease liabilities	38,956	71,682

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

17.          COMMITMENTS AND CONTINGENCIES

Contingencies

Historically the Group has provided guarantees to certain financial institution partners through a subsidiary that does not hold a financing guarantee license. In October 2019, The China Banking and Insurance Regulatory Commission (“CBIRC”) and other government authorities, promulgated a new regulation pursuant to which this structure, may not deemed appropriate. The Group has ceased the business in 2020, and for existing loans, the Group will execute the contract until the expiration of the loans. The new regulation is silent with respect to any grace period that may be permitted to undertake the restructuring. Management has concluded, with the advice of the Group’s legal counsel, that it is not reasonably possible to estimate any potential financial exposure the group may have as a result of operating the business during this intermediate time period, due to the substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. As of June 30, 2022, the outstanding loan balance under this guarantee model amounted to RMB 0.06 billion, constituting 0.04% of total outstanding loan balance facilitated by the Group (excluding loans delinquent for more than 180 days).

In July 2020 and in February 2021, CBIRC promulgated two regulations stating that regional banks that carry out internet lending business shall mainly serve local customers, and are not allowed to conduct the internet lending business beyond the local administrative area of their registered place, except those who have no physical business branch, conducting business primarily online as well as meeting the other conditions prescribed by the CBIRC. The Company has changed its distribution strategy so that only local borrowers would be matched to regional banks for new loans facilitated starting from January 1, 2022. The Company believed that, as advised by the Group’s legal counsel, given the lack of exact definition regarding the regional banks in the existing laws and regulations, there are uncertainties as to how the regulation will be implemented, therefore the impact to the Company’s current business operations cannot be reasonably estimated.

In September, 2021, the People’s Bank of China (“PBOC”) issued a new regulation stating that organizations that engage in credit investigation business should obtain the credit reporting business license and comply with its other provisions within an 18 month grace period from its effectiveness date of January 1, 2022. Given that the rule does not specify the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, the Company has concluded, as advised by its legal counsel, that it is not reasonably possible to estimate its impact on the Company’s current business operations for credit assessment on borrowers and the potential penalties incurred by the Company thereof.

The Company and its certain current and former officers and directors are named as defendants in a putative securities class action brought by investors who purchased the Company’s securities between April 30, 2020 and July 8, 2021 and who allegedly suffered damages as a result of alleged misstatements and omissions in the Company’s public disclosure documents in connection with its compliance and data collection practices. On January 14, 2022, Lead Plaintiff filed an Amended Complaint. On March 15, 2022, the Company filed a motion to dismiss the Amended Complaint. On September 26, 2022, Lead Plaintiff notified the Court that he does not intend to file a Second Amended Complaint. The Court entered a judgment in favor of defendants on September 29, 2022. Plaintiff has until October 31, 2022 to appeal the judgment. As the Plaintiff has not appealed till such date, the judgement is final and the Company had no losses over this case.

Commitments

As of June 30, 2022, the Group has certain capital commitments that primarily related to commitments for construction of the regional headquarters and the affiliated industrial park. The total capital commitments contracted but not yet reflected in the financial statements was not less than RMB500 million (US$74.6 million) as of June 30, 2022. All of these capital commitments will be fulfilled in the future according to the construction progress.

360 DIGITECH, INC.

NOTES TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

18.          NET INCOME PER SHARE

Basic and diluted net income per share for each of the periods presented were calculated as follows:

	Six months ended June 30,
	2021	2022
	RMB	RMB
	(unaudited)
Numerator:
Net income attributable to shareholders of the Company	2,895,087	2,159,337
Net income attributable to Class A and Class B ordinary shareholders for computing basic and diluted net income per share	2,895,087	2,159,337
Denominator:
Weighted average Class A and Class B ordinary shares outstanding used in computing basic income per ordinary share	305,886,883	311,109,257
Plus: incremental weighted average ordinary shares from assumed exercise of stock options and restricted share units using the treasury stock method	15,071,309	9,141,937
Weighted average Class A and Class B ordinary shares outstanding used in computing diluted income per ordinary share	320,958,192	320,251,194
Basic net income per share	9.46	6.94
Diluted net income per share	9.02	6.74

For the six months ended June 30, 2021 and 2022, no options or restricted share units were excluded from the calculation of diluted net income per share due to the anti-dilutive effect.

19.         SUBSEQUENT EVENTS

On August 18, 2022, the board of directors of the Company has approved a dividend of US$0.09 per ordinary share, or US$0.18 per ADS, for the second fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on October 28, 2022 to shareholders of record as of the close of business on September 16, 2022.

On November 11, 2022, the board of directors of the Company has approved a dividend of US$0.08 per ordinary share, or US$0.16 per ADS, for the third fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on January 18, 2023 to shareholders of record as of the close of business on December 12, 2022.